SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C.
                                   FORM U-6B-2
                           Certificate of Notification

      Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. section 250.20, paragraph 36,652] or U-47 [Reg. section 250.47, paragraph 36,620]
adopted under the Public Utility Holding Company Act of 1935

Certificate is filed by: Public Service Company of Colorado (the "Company")

      This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. section 250.48, paragraph 36,621].

1.    Type of the security or securities:
      a)  Adams County 5.10% Series 1999 Promissory Note
      b)  Pueblo County 5.10% Series 1999 Promissory Note

2.    Issue, renewal or guaranty:
      a)  issue
      b)  issue

3.    Principal amount of each security:
      a)  $27,250,000
      b)  $21,500,000

4.    Rate of interest per annum of each security:
      a) 5.10%
      b) 5.10%

5.    Date of issue, renewal or guaranty of each security:
      a)  January 21, 1999
      b)  January 21, 1999

6.    If renewal of security, give date of original issue:
      Not applicable.

7.    Date of maturity of each security:
      a)  January 1, 2019
      b)  January 1, 2019

8. Name of the person to whom each security was issued, renewed or guaranteed:
      a)  Adams County, Colorado
      b)  Pueblo County, Colorado

9.    Collateral given with each security, if any:
      a)  none
      b)  none

10.   Consideration received for each security:
      a) $27,250,000 from Adams County, Colorado from the sale of Adams County, Colorado Pollution Control Refunding Revenue Bond (Public Service Company of Colorado Project) Series 1999 deposited directly with the trustee
      b) $21,500,000 from Pueblo County, Colorado from the sale of Pueblo County, Colorado Pollution Control Refunding Revenue Bond (Public Service Company of Colorado Project) Series 1999 deposited directly with the trustee

11.   Application of proceeds of each security:
      a) Proceeds used to redeem $27,250,000 aggregate principal amount of Adams County's 7 3/8% Pollution Control Refunding Revenue Bonds, 1986 Series A (Public Service Company of Colorado Project)
      b) Proceed used to redeem $21,500,000 aggregate principal amount of Pueblo County's 5 7/8% Collateralized Pollution Control Revenue Bonds (Public Service Company of Colorado Comanche Project) Series 1974

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:
      a)  the provisions contained in the first sentence of Section 6(b):
          Not applicable
      b)  the provisions contained in the fourth sentence of Section 6(b):
          Not applicable
      c) the provisions contained in any rule of the commission other than Rule U-48:
          Both securities.
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13.   If the security or securities were exempt from the provisions of Section
      6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)).
      Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.
      Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48
      [Reg. section 250.48, paragraph 36,621] designate the rule under which exemption is claimed.
      Rule 52

                                    Public Service Company of Colorado


                                    By: /s/ Nancy E. Felker
                                            Nancy E. Felker
                                            Assistant Treasurer

Date: February 8, 1999